Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated
Commission File No.: 000-22616

Text for SMS message to ntl associates

ntl SMS text

Delighted to announce ntl and Telewest have agreed to combine their businesses. Call 01256 751011 for more information - lines may be busy.